UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 06, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release -
ANGLOGOLD ASHANTI LIMITED- UPDATE ON OBUASI

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
5 May 2016
NEWS RELEASE
ANGLOGOLD ASHANTI LIMITED PROVIDES UPDATE ON OBUASI SECURITY SITUATION
(JOHANNESBURG – NEWS RELEASE) – Despite AngloGold Ashanti Ghana’s repeated attempts to have
Ghanaian authorities restore law and order at the Obuasi mine, the security situation on site continues to deteriorate. To protect and enforce its contractual rights in the face of increasing lawlessness, trespass, damage to property and threats to the safety of its employees, AngloGold Ashanti Ghana has been forced to invoke the dispute resolution provisions in its Mining Lease.

Accordingly, AngloGold Ashanti Ghana filed a Request for Arbitration with the International Centre for
Settlement of Investment Disputes (ICSID) on Friday, 8 April 2016. The case was registered on Monday,
2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities in
Ghana, including the Attorney General, have been duly notified of the commencement of proceedings.

In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the site, AngloGold Ashanti Ghana was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions from the Obuasi mine (the mine). Remaining employees have been performing critical services related to the operation of underground water pumping, environmental and potable water treatment, provision of medical services, and maintenance of facilities that provide power and water to employees’ homes and surrounding communities.

There has been no impact on AngloGold Ashanti’s production and All-In Sustaining Costs as the site was not forecast to be in production for at least this year.

The incursion by illegal miners followed the withdrawal of military protection from the mine on Tuesday,
2 February 2016, after initial incursions on 30 and 31 January 2016. The military had been stationed at the mine since 2013 on directions from the Ghanaian government in order to maintain law and order at the site.
To this effect, a services agreement is in place between AngloGold Ashanti Ghana and the Ghana Army.
Additionally, the Chamber of Mines, on behalf of its members, has entered into a Memorandum of
Understanding with the Ghana Army, to support mine security and police through the deployment of military personnel at mining operations in the country.

Since February 2016, AngloGold Ashanti Ghana has engaged on numerous occasions with Ghana Cabinet ministers including the Minister of Lands and Natural Resources, the Minister of Defence, and other senior government officials. Despite these engagements, and the fact that His Excellency the President of Ghana directed the return of security agencies in March, law and order is yet to be restored.

In its declaration of force majeure, AngloGold Ashanti Ghana explained that the current situation is precluding it from fulfilling certain conditions of its Amended Programme of Mining Operations, which was agreed with the government in November 2014. In particular, the presence of illegal miners on the mine’s operational footprint, in its underground tunnels and in areas which host key infrastructure at the mine is impacting directly on AngloGold Ashanti Ghana’s ability to continue to perform even the most essential services referred to above, including the treatment of water for pollutants. If allowed to continue unchecked, this occupation of the lease area by illegal miners significantly undermines investor confidence and gravely threatens the long-term viability of the mine, as AngloGold Ashanti Ghana may be forced to withdraw all essential personnel currently on site, including personnel operating the mine’s underground water pumps, and suspend critical services to the mine and community.

AngloGold Ashanti Ghana hopes that the commencement of ICSID proceedings will expedite the reinstatement of law and order at the mine.

Background/ Notes to Editors
AngloGold Ashanti Ghana suspended underground mining operations at the Obuasi Mine at the end of 2014 after incurring heavy (and ultimately unaffordable) financial losses over several years. Employees were paid a severance as mandated by law and in accordance with relevant Collective Agreements and Employment
Contracts. Despite a very difficult market for the global mining industry, AngloGold Ashanti Ghana continues to invest significant time, skill and financial resources in building the case for the Obuasi mine’s redevelopment into a much needed, long-term contributor to the local, regional and national economies.
Since the suspension of operations, Obuasi has been in a government-approved limited operations phase, whilst AngloGold Ashanti Ghana conducts the feasibility study needed to determine whether the mine can be redeveloped into a profitable, productive operation that can once again be a significant employer and contributor to the local, regional and national economies in Ghana.

ENDS

5 May 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-
in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2016
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance